UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No ☒

ZIM Integrated Shipping Services Ltd. (the “Company”) hereby updates that on November 17, 2025, it received notices from two of its board members, Mr. Yair Caspi and Mr. Yoav Sebba, informing the Company of their decision to resign from the Company’s board, with immediate effect.

Following the above-mentioned resignations, on November 19, 2025, the board appointed two new board members, Mr. Yoram Turbowitcz, and Mr. Yair Avidan, to serve on the board until the coming 2025 annual meeting of shareholders which will be held in December 2025. The board also resolved to recommend to the Company’s shareholders to re-elect the newly appointed directors in the coming 2025 annual meeting of shareholders.

Yoram Turbowitcz has served in various senior regulatory, management and board positions in the Israeli market during the past three decades. Mr. Turbowitcz served, among other positions, as the General Director of the Israeli Competition Authority between 1992-1997, as Deputy CEO and CEO of Discount Investment Corporation between 1997-2001, as Chief of Staff in the Israeli Prime Minister’s office between 2006-2008, as Chairman of the board of Azorim between 2008-2012, of Delek Energy between 2010-2012, and more recently as Chairman of Discount Investment Corporation and Property and Building Corporation, and board member at Cellecom between 2020-2021. Mr. Turbowitcz holds an LLB from the Hebrew University Law School in Jerusalem, and LLM and JSD from Harvard Law School.

Yair Avidan has served in various senior regulatory, management and board positions in the Israeli market, primarily in the financial services sector, for more than thirty years. Most notably, Mr. Avidan served as the Supervisor of Banks and a member of the management of Bank Israel between 2020-2023, and in various senior management position in Israel Discount Bank between 1998-2019. Current directorship positions of Mr. Avidan include Bank Hapoalim and Modi’in Energy, as well as various leadership positions in non-profit organizations. Mr. Avidan holds a bachelor’s degree in statistics and economics, MBA in finance and accounting, and master’s degree in leadership and administration of education, all from Tel Aviv University.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP, General Counsel and Corporate Secretary

Date: November 19, 2025